CHINA DIGITAL TV HOLDING CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting
(or any adjournment thereof) to be held on May 23, 2011

I/We,  _______________________________ of ________________________________________________________________, being the registered holder of _____________________ ordinary shares (Note 1), par value US$0.0005 per share, of China Digital TV Holding Co., Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 2) or ___________ of _________________________  as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at the 4th Floor, Jingmeng High-Tech Building B, No. 5 Shangdi East Road, Haidian District, Beijing, China at 10:00 a.m.(Beijing time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN
Resolution No.1 as set out in the Notice of Annual General Meeting.
Resolution No.2 as set out in the Notice of Annual General Meeting.

Dated _______________, 2011                               Signature(s) (Note 4) _________________

Notes:

1
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Meeting.

4
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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